EXHIBIT 99.1

Summit Therapeutics plc

(“Summit” or the “Company”)

ANNUAL GENERAL MEETING STATEMENT

Oxford, UK, 14 July 2015 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and C. difficile infection (‘CDI’), is today holding its Annual General Meeting at 1:30pm BST / 8:30am EDT at the offices of Fasken Martineau, 17 Hanover Square, London, W1S 1HU. During the meeting, the Company’s Chief Executive Officer, Glyn Edwards, will make a statement, a copy of which is below.

Summit will webcast the Annual General Meeting from 1:30pm BST / 8:30am EST. To participate in the conference call please dial +44 (0)20 3147 4971 (UK and international participants) or +1 212 444 0412 (US participants) and use the conference confirmation code 5910227. Investors may also access a live audio webcast of the call via the investors section of the Company’s website www.summitplc.com.

Chief Executive’s Statement

“The last 12 months have been a time of substantial progress. We have seen our lead product candidates advance into clinical trials in patients, expanded our operations into the United States, and have also received strong financial backing from investors highlighted by the successful NASDAQ initial public offering. The Company is now entering a data rich period as we approach key clinical milestones in our two programmes for the treatment of DMD and C. difficile infection respectively.

“Our utrophin modulation programme for the treatment of Duchenne Muscular dystrophy, or DMD, seeks to treat all patients with this devastating muscle wasting disease. Utrophin modulation is a scientific approach that has the potential to slow or even stop the progression of DMD and would be applicable to all patients with DMD, regardless of the underlying genetic faults. We believe also that it could be complementary to other disease modifying approaches in development that only treat smaller sub-sets of the patient population.

“We are developing a pipeline of utrophin modulator drugs as we seek to capitalise on our established leadership position in this field of research. Our lead utrophin modulator is SMT C1100, which has completed a Phase 1b clinical trial. We believe this trial was the first time a utrophin modulator drug was administered to DMD patients. The Phase 1b achieved its primary endpoint with SMT C1100 being well tolerated at all doses tested. In addition, there was an excellent rate of patient compliance.

“While the trial was not placebo controlled, the data reported were encouraging as after the ten days of dosing, a reduction was observed in levels of three enzymes that are biomarkers of muscle damage in patients with DMD. The enzymes were CK, AST and ALT, and typically the levels of these enzymes are low in people who do not have DMD, but are elevated in patients with DMD, as the disease weakens muscle cells, and the enzymes leak out and accumulate in the blood. We believe that SMT C1100 activity is one potential explanation for the lower levels of these enzymes.

“These encouraging data on SMT C1100 were achieved with levels of drug uptake into the blood plasma of patients that we believe can be improved upon. In our Phase 1 healthy volunteer trial in 2012, higher blood plasma levels of SMT C1100 were achieved when the drug was taken with food. In our completed Phase 1b trial, the patients took SMT C1100 with food but there was still variability between the patients, with the majority having plasma levels that were similar to those of fasted healthy volunteers in our Phase I trial.

“Our on-going Phase 1b modified diet trial being conducted in patients with DMD aims to increase the plasma levels of SMT C1100 compared to those observed in our previous Phase 1b trial by providing patients with specific dietary guidance recommending balanced proportions of fat, proteins and carbohydrates. We believe such a diet has the potential to increase the uptake of SMT C1100 into the blood plasma.

“The primary objective of this trial is to see an increase in the number of boys achieving the target plasma level beyond the two out of 12 figure that was reported from our previous Phase 1b trial. If a reduction in the enzyme biomarkers is observed in the treatment groups compared to placebo, this is also expected to lead to the progression of SMT C1100 into Phase 2 clinical trials.

“With the Phase 1b modified diet trial fully enrolled, we look forward to reporting top-line data from this trial before the end of September 2015.

“We are also working with leading formulation companies to develop in parallel new optimised formulations of SMT C1100. The new formulations are showing promising improvements in preclinical studies, and we intend to advance one or more of the new formulations into clinical trials later this year.

“Once we have achieved adequate exposure of SMT C1100 in patients with DMD, we expect to initiate during the second half of 2015 a Phase 2 open label trial in DMD patients designed to evaluate the longer-term effects of SMT C1100 on muscle health, function and safety. We also plan to initiate a larger placebo controlled Phase 2 trial that is expected to include sites in the United States and Europe.

“In addition, our collaboration with the teams at the University of Oxford have seen great progress with new utrophin modulators and results have been presented at conferences and published in the peer reviewed scientific literature. We believe that these collaborations have the potential to lead to the identification of new generations of utrophin modulators with improved pharmaceutical properties and new utrophin related mechanisms to expand our pipeline.

“Our second programme is developing a novel antibiotic called SMT19969 for the treatment of infections caused by the bacteria Clostridium difficile. SMT19969 is a novel class of antibiotic and is designed to selectively target C. difficile bacteria without causing collateral damage to the natural gut flora and thus has the potential to reduce CDI disease recurrence which is the key clinical issue.

“In 2014, we opened an investigational new drug application and commenced a Phase 2 proof of concept trial to evaluate the efficacy of SMT19969 against the current standard of care, vancomycin. The trial, which is being conducted in the United States and Canada, will enrol up to 100 patients, with half receiving ten days of dosing with SMT19969 and the other half receiving ten days of dosing with vancomycin.

“The primary endpoint of the trial is measuring sustained clinical response. This is defined as clinical cure based on the resolution of diarrhoea at the test of cure visit on day 12 of the trial and no recurrence of CDI within 30 days following the end of treatment. A number of secondary endpoints will also be examined including safety and tolerability of SMT19969, and the impact SMT19969 has on the gut flora of the patients. As we have previously forecasted, we look forward to reporting top-line data from this trial during the second half of 2015. Based on our progress to date, we are now able to estimate more accurately that these data will be available in the fourth quarter.

“We have a clear strategy for our two programmes. Our strategic goal for the DMD programme is to independently develop a utrophin modulator drug through clinical trials and, if successful, commercialise it ourselves in the United States and Europe. We believe that we will have the capability to commercialise this programme ourselves because DMD is an orphan disease with a concentrated network of clinicians and patient advocacy groups.

“With our CDI antibiotic, our objective is to maximise the commercial potential of SMT19969 and we will look to achieve this either independently or through establishing collaborations with third parties. We intend to continue to evaluate the relative merits of these options.

“Operationally, the Company was able to achieve a significant milestone following the completion of our initial public offering, or IPO, of our American depositary shares on the NASDAQ Global Market in the United States. This offering raised total gross proceeds of $39.3 million and increased access to a wider network of specialised healthcare investors. The new funds are helping to advance our lead clinical product candidates SMT C1100 and SMT19969, while also supporting the parallel development of our pipeline of future generation utrophin modulators as we seek to retain our leadership position in the field of utrophin modulation.

“The good progress made by the Company over the past year means that we are now entering an important period as we look forward to reporting clinical trial results from both the DMD and CDI programmes before the end of 2015. We are excited about the potential of each of these programmes as we look to establish their potential as treatments for life threatening conditions. I would like to take this opportunity to thank all the patients and their families for their involvement in our various trials. Finally, on behalf of the Board, I would like to thank all shareholders for their continuing support. We look forward to reporting on our future progress.”

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About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection.

For more information, please contact:

Summit Therapeutics Glyn Edwards / Richard Pye (UK office) Erik Ostrowski (US office)	Tel: +44 (0)1235 443 951 +1 617 294 6607

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7148 7900

N+1 Singer (Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Michelle Avery	Tel: +1 781 235 3060 mavery@macbiocom.com

Peckwater PR (Financial public relations, UK) Tarquin Edwards	Tel: +44 (0)7879 458 364 tarquin.edwards@peckwaterpr.co.uk

Forward Looking Statements

Any statements in this press release about our future expectations, plans and prospects, including statements about the clinical development of our product candidates, the timing of clinical results and expectations regarding the sufficiency of our cash balance to fund operating expenses and capital expenditures, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for our foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that we make with the Securities and Exchange Commission. In addition, any forward-looking statements included in this press release represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We specifically disclaim any obligation to update any forward-looking statements included in this press release.